                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                            -----------------------

                                 SCHEDULE 14D-1

                                Amendment No. 2

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                            -----------------------

                             MAGMA COPPER COMPANY
                           (NAME OF SUBJECT COMPANY)

                                 BHP SUB INC.
                         A WHOLLY OWNED SUBSIDIARY OF

                            BHP HOLDINGS (USA) INC.
                      AN INDIRECT WHOLLY OWNED SUBSIDIARY
                                      OF
                  THE BROKEN HILL PROPRIETARY COMPANY LIMITED
                                   (BIDDERS)
                         COMMON STOCK, $0.01 PAR VALUE
            5 5/8% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES D
                                $0.01 PAR VALUE
              6% CUMULATIVE CONVERTIBLE PREFERRED STOCK, SERIES E
                                $0.01 PAR VALUE

                                 559 177 20 9
                           ------------------------
                        (CUSIP NUMBER OF COMMON STOCK)

                                 559 117 30 8
                          -------------------------
                  (CUSIP NUMBER OF SERIES D PREFERRED STOCK)

                                 559 117 40 7
                          --------------------------
                  (CUSIP NUMBER OF SERIES E PREFERRED STOCK)

                          T. Rognald Dankmeyer, Esq.
                   Senior Vice President and General Counsel
                                 BHP Minerals
                             550 California Street
                       San Francisco, California  94104
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                  copies to:

                             Joseph Handros, Esq.
                                Arnold & Porter
                                399 Park Avenue
                           New York, New York  10022
                                (212) 715-1125

                            -----------------------
                               Page 1 of 3 Pages

          This Statement constitutes Amendment No. 2 to the Tender Offer Statement on Schedule 14D-1, dated December 5, 1995, filed by BHP Sub Inc., a Delaware corporation ("Purchaser"), relating to Purchaser's offer to purchase
(1) all outstanding shares of Common Stock, par value $0.01 per share, (2) all outstanding shares of 5 5/8% Cumulative Convertible Preferred Stock, Series D, par value $0.01 per share and (3) all outstanding shares of 6% Cumulative Convertible Preferred Stock, Series E, par value $0.01 per share, of Magma Copper Company (the "Company"), a Delaware corporation, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 1995, and in the related Letter of Transmittal.

          Unless otherwise indicated, capitalized terms contained herein have the same meanings as set forth in the Offer to Purchase.

          1. Item 10 is hereby amended to add the following to paragraph (f) thereof:

Item 10.  Additional Information
          ----------------------

                                     * * *

                (f) ...On December 26, 1995, BHP Holdings (USA) Inc. ("Sub"), caused the formation of a new corporation, BHP Peru Holdings Inc. ("New Sub"), a Delaware corporation. In accordance with the terms of Section 9.6 of the Merger Agreement, Sub has transferred to New Sub all of its shares of BHP Sub Inc. ("Purchaser"), in exchange for 100 shares of common stock of New Sub. New Sub is now a wholly owned subsidiary of Sub, and Purchaser is a wholly owned subsidiary of New Sub. In accordance with the terms of the Merger Agreement, New Sub has executed and become a party to the Merger Agreement. BHP, Sub and Purchaser remain parties to the Merger Agreement, which agreement remains in full force and effect with respect to each of them. The directors and executive officers of New Sub are the same as the directors and executive officers of Sub, all as described in the Offer to Purchase and Annex I thereto. The information set forth in the Offer to Purchase with respect to Sub and its officers and directors under the heading "Certain Information Concerning Purchaser, Sub and BHP", is applicable to New Sub and its officers and directors. New Sub is a newly formed entity and has not conducted any business other than that incidental to its formation as described herein.

                                   SIGNATURE


          After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  December 28, 1995

                                        BHP SUB INC.


                                        By:/s/ T. Rognald Dankmeyer
                                           --------------------------------
                                           Name:  T. Rognald Dankmeyer
                                           Title: Vice President


                                        BHP HOLDINGS (USA) INC.


                                        By:/s/ T. Rognald Dankmeyer
                                           --------------------------------
                                           Name:  T. Rognald Dankmeyer
                                           Title: Vice President


                                        THE BROKEN HILL PROPRIETARY
                                        COMPANY LIMITED


                                        By:/s/ T. Rognald Dankmeyer
                                           --------------------------------
                                           Name:  T. Rognald Dankmeyer
                                                  Attorney-in-Fact